UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
UNICA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
904583101*

(CUSIP Number of Class of Securities)
Yuchun Lee
President and Chief Executive Officer
Unica Corporation
170 Tracer Lane
Waltham, Massachusetts 02451
(781) 839-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)
Copy to:
Philip P. Rossetti
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6439

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee**

Not applicable	Not applicable
*	Refers to common stock underlying the options.

**	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
          ☐     third-party tender offer subject to Rule 14d—l.
          ☑     issuer tender offer subject to Rule 13e—4.
          ☐     going-private transaction subject to Rule 13e—3.
          ☐     amendment to Schedule 13D under Rule 13d—2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached to this filing are (i) Unica Corporation’s (the “Company”) Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement for its Annual Meeting of Stockholders to be held on February 26, 2009 (the “Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve a voluntary one—time only stock option exchange program (the “Option Exchange Program”) and (ii) a communication sent by our Chief Executive Officer to our employees on January 9, 2009 regarding the submission of the proposed Option Exchange Program for approval by the Company’s stockholders (the “Employee Communication”).
The tender offer described in the Proxy Statement and the Employee Communication has not yet commenced. At the time the Option Exchange Program has commenced, the Company will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge by either (i) visiting the Securities and Exchange Commission’s website at www.sec.gov or (ii) directing a written request to: Unica Corporation, 170 Tracer Lane, Waltham, Massachusetts 02451.
ITEM 12. EXHIBITS.

Exhibit
Number	Description

99.1	Preliminary Proxy Statement for 2009 Annual Stockholders Meeting (filed with the Securities and Exchange Commission on January 9, 2009 and incorporated herein by reference).

99.2	Communication to employees, dated January 9, 2009, from Yuchun Lee.